Exhibit 99.1

Alexco Closes $8.6 Million Common Share Public Offering

VANCOUVER, March 27, 2020 /CNW/ - Alexco Resource Corp. (NYSE AMERICAN: AXU; TSX: AXU) ("Alexco" or the "Company") announces that it has closed the previously announced over-night marketed public offering (the "Offering") of common shares of the Company (the "Common Shares"), with a syndicate of underwriters co-led by Cormark Securities Inc. and Cantor Fitzgerald Canada Corporation as joint bookrunners, and including Canaccord Genuity Corp. (collectively the "Underwriters"). With full subscription of the over-allotment option, the Company has issued 4,662,675 Common Shares at a price of $1.85 per share (the "Offering Price") for gross proceeds of $8,625,948.75.

In connection with the Offering, the Company has paid the Underwriters a cash commission equal to 6.0% of the gross proceeds of the Offering.

The Company intends to use the net proceeds of the Offering for preservation and measured advancement of mine development activity at Keno Hill, exploration and for general working capital purposes.

The Offering was made by way of a prospectus supplement (the "Prospectus Supplement") to the Company's existing Canadian base shelf prospectus (the "Base Shelf Prospectus") and related U.S. registration statement on Form F-10 (SEC File No. 333-227024) (the "Registration Statement") filed under the Canada/U.S. multijurisdictional disclosure system.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities, nor will there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. The securities have not been approved or disapproved by any regulatory authority, nor has any such authority passed upon by the accuracy or adequacy of the Prospectus Supplement, the Base Shelf Prospectus or the Registration Statement.

About Alexco

Alexco is a Canadian primary silver company that owns the majority of the historic high-grade Keno Hill Silver District (the "District") in Canada's Yukon Territory. Alexco has a long history of expanding Keno Hill's mineral resources through successful exploration and is currently advancing a development plan for the District. Alexco is in the final phase of the permitting process and is currently advancing key surface infrastructure while it awaits the final permit to make a positive construction decision.

Some statements ("forward-looking statements") in this news release contain forward-looking information concerning the Offering and the use of proceeds thereof, plans related to Alexco's business and other matters that may occur in the future, made as of the date of this news release. Forward-looking statements may include, but are not limited to, statements with respect to the Offering and anticipated use of proceeds. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements. Such factors include, among others, risks and uncertainties relating to the outbreak of COVID-19 including but not limited to business closures, quarantines and a general reduction in consumer activity; actual results and timing of exploration and development, mining, environmental services and remediation and reclamation  activities; future prices of silver, gold, lead, zinc and other commodities; possible variations in mineral resources, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; First Nation rights and title; continued capitalization and commercial viability; global economic conditions; competition; and delays in obtaining governmental approvals or financing or in the completion of development activities. Forward-looking statements are based on certain assumptions that management believes are reasonable at the time they are made. In making the forward-looking statements included in this news release, Alexco has applied several material assumptions, including, but not limited to, the assumption that Alexco will be able to raise additional capital as necessary, that the proposed exploration and development activities will proceed as planned, and that market fundamentals will result in sustained silver, gold, lead and zinc demand and prices. There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Alexco expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation.

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SOURCE Alexco Resource Corp.

View original content: http://www.newswire.ca/en/releases/archive/March2020/27/c9027.html

%CIK: 0001364128

For further information: Clynton R. Nauman, Executive Chairman and Chief Executive Officer; Kettina Cordero, Director of Investor Relations, Phone: (778) 945-6577; Email: info@alexcoresource.com

CO: Alexco Resource Corp.

CNW 09:00e 27-MAR-20